UFJ Holdings, Inc



82-5769

Address: UFJ Holdings, Inc.
1-1, Otemachi 1-chome, Chiyoda-ku,
Tokyo 100-8114, JAPAN
Facsimile: 81-3-3212-5867
Telephone: 81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORANDUM

SUPPL

DATE:	March 28, 2005
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	010-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	3 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

4/11

* If you do not receive all pages please contact us immediately.

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

March 28, 2005

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,



Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure



UFJ

Press Release

March 28, 2005

UFJ Holdings, Inc.
UFJ Bank Limited

Capital Enhancement of UFJ Bank

UFJ Holdings, Inc. ("UFJ Holdings") and UFJ Bank Limited ("UFJ Bank") have today resolved that UFJ Holdings will subscribe JPY 50 billion of non-voting preferred shares issued by UFJ Bank, aiming to further enhance capital adequacy ratio of UFJ Bank.

As a result, capital adequacy ratio of UFJ Bank is expected to improve by approximately 0.25% on a non-consolidated basis and 0.35% on a consolidated basis, further securing adequate capital ratio as an international standard bank.

This arrangement does not affect the consolidated capital ratio of UFJ Holdings.

[Outline of the new share issuance by UFJ Bank]

1. Name and type of shares:	Class H Preferred Shares Series 1
2. Method of issue:	Subscription by UFJ Holdings
3. Issue price:	JPY 2,000 per share
4. Number of shares issued:	25,000,000
5. Aggregate amount of issue:	JPY 50 billion
6. Amount to be credited to Capital:	JPY 1,000 per share
7. Voting rights:	No voting rights
8. Conversion rights:	No conversion rights
9. Deadline for application for subscription:	March 29, 2005
10. Deadline for payment:	March 29, 2005

UFJ Holdings, Inc

Address:	UFJ Holdings, Inc.
	1-1, Otemachi 1-chome, Chiyoda-ku,
	Tokyo 100-8114, JAPAN
Facsimile:	81-3-3212-5867
Telephone:	81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	March 31, 2005
TO:	Office of International Corporate Finance
	Division of Corporate Finance
	Securities and Exchange Commission
	Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	010-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	3 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

* If you do not receive all pages please contact us immediately.

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

March 31, 2005

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,



Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure



UFJ

Press Release

March 31, 2005

UFJ Holdings, Inc.

Subscription of Shares Issued by MISAWA HOMES HOLDINGS

UFJ Holdings, Inc. ("UFJ") hereby gives notice that the terms and conditions of new share issuance by MISAWA HOMES HOLDINGS, INC. ("MISAWA HOMES HOLDINGS") subscribed by UFJ Bank Limited ("UFJ Bank") have been determined. The subscription is a part of the financial assistance announced on December 28, 2004.

1. Outline of the Subscription by UFJ Bank

Amount	: Yen 19,999,998,000
Type of Shares	: Preferred shares
Form of Subscription	: Debt-for-equity swap for the loans extended to MISAWA HOMES HOLDINGS
Subscription Date	: Early June 2005

The above subscription shall be conditional upon the approval for the necessary change in the articles of incorporation at the extraordinary shareholders meeting of MISAWA HOMES HOLDINGS to be held in late April 2005.

2. Impact on Earnings of UFJ

There is no change to the current forecasts of UFJ's consolidated and non-consolidated financial results for the fiscal year ending March 31, 2005.